

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Act SEA
Section 14
Rule 14a-8(i)(7)
Public Availability 5/6/2011

DIVISION OF
INVESTMENT MANAGEMENT

May 6, 2011

William J. Mostyn, III
Senior Vice President and
Corporate Secretary
TIAA-CREF
One Beacon Street
Boston, MA 02108

Re: College Retirement Equities Fund ("Fund")
Shareholder Proposal of Aaron Levitt

Dear Mr. Mostyn:

In a letter dated March 22, 2011, you notified the staff of the Securities and Exchange Commission ("Commission") that the Fund intends to exclude from its proxy materials for its 2011 annual meeting a shareholder proposal submitted by letter dated February 11, 2011, from Aaron Levitt.[1] The proposal provides:

> THEREFORE BE IT RESOLVED that the participants request CREF to engage with corporations in its portfolio, such as Caterpillar, Veolia, and Elbit, that operate on the West Bank and East Jerusalem with the goal of ending all practices by which they profit from the Israeli occupation. If, by the annual meeting of 2012, there is no commitment to cooperate, CREF should consider divesting as soon as market conditions permit.

There appears to be some basis for your view that the proposal may be omitted from the Fund's proxy materials pursuant to Rule 14a-8(i)(7) under the Securities Exchange Act of 1934, as relating to CREF's ordinary business operations.

Accordingly, the Division will not recommend enforcement action to the Commission if CREF excludes the proposal from its proxy materials in reliance on Rule 14a-8(i)(7). In reaching this position, we have not found it necessary to address the alternative bases for omission set forth in your letter.

Because our position is based upon the facts recited in your letter, different facts or conditions or additional facts or conditions may require a different conclusion. Further, this response only expresses our position on enforcement action under Rule 14a-8 and does not express any legal conclusion on the issues presented.

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[1] We also received a letter submitted on behalf of the proponent dated April 21, 2011, and a letter from the Fund dated April 27, 2011.



Attached is a description of the informal procedures the Division follows in responding to shareholder proposals. If you have any questions or comments concerning this matter, please call me at (202) 551-6795.

Sincerely,



Michael L. Kosoff
Branch Chief

Attachment

cc: Aaron Levitt

DIVISION OF INVESTEMENT MANAGEMENT

INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Investment Management believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by an investment company in support of its intention to exclude the proposals from the investment company's proxy material, as well as any information furnished by the proponent's representative.

The staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

The determination reached by the staff in connection with a shareholder proposal submitted to the Division under Rule 14a-8 does not and cannot purport to "adjudicate" the merits of an investment company's position with respect to the proposal. Only a court, such as a U.S. District Court, can decide whether an investment company is obligated to include shareholder proposals in its proxy material. Accordingly, a discretionary determination not to recommend or take Commission enforcement actions, does not preclude a proponent, or any shareholder of an investment company, from pursuing any rights he or she may have against the investment company in court, should the management omit the proposal from the investment company's proxy material.



FINANCIAL SERVICES
FOR THE GREATER GOOD

William J. Mostyn, III
Senior Vice President and
Corporate Secretary
Tel: (617) 788-5969
Fax: (617) 788-5959
wmostyn@tiaa-cref.org

March 22, 2011



VIA HAND DELIVERY

William J. Kotapish, Esq.
Assistant Director
Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re: The College Retirement Equities Fund – 2011 Annual Meeting
Omission of Shareholder Proposal of Aaron Levitt *et al.*

Dear Mr. Kotapish:

The College Retirement Equities Fund ("CREF") hereby gives notice to the staff ("Staff") of the Securities and Exchange Commission ("Commission") of CREF's intention to omit from its proxy statement and form of proxy ("2011 Proxy Materials") a shareholder proposal and supporting statement that were submitted to CREF by Aaron Levitt (the "Proponent"), dated February 11, 2011 (the "Proposal"), [1] for CREF's 2011 annual meeting.[2]

The Proposal requests certain investment-related actions in regard to portfolio companies in which CREF invests that, according to the Proposal, "profit from their complicity in human rights abuses and violations of law committed to maintain and expand Israel's occupation of the West Bank." Specifically, the Proposal requests shareholder action on the following resolution:

> THEREFORE BE IT RESOLVED that the participants request CREF to engage with corporations in its portfolio, such as Caterpillar, Veolia, and Elbit, that operate on the West Bank and East Jerusalem with the goal of ending all practices by which they profit from the Israeli occupation. If, by the annual meeting of 2012, there is no commitment

[1] Several CREF participants submitted identical proposals for inclusion in the 2011 Proxy Materials. In related correspondence, the participants indicate that Mr. Aaron Levitt will act as the lead filer. CREF intends to omit all of these proposals and the term "Proposal," as used in this letter, refers to these proposals as well. If CREF were to include Mr. Levitt's proposal, CREF intends to exclude all of the other proposals on the grounds that they are duplicative." *See* Rule 14a-8(i)(11).

[2] CREF expects to file definitive Proxy Materials on or about June 10, 2011.

to cooperate, CREF should consider divesting as soon as market conditions permit.

The Proposal would interfere with CREF's investment decision making process, by allowing shareholders to direct or influence CREF's selection of portfolio securities and its ongoing efforts to promote long-term investment value by engaging portfolio companies in dialogue on environmental, social, and governance issues. The Proposal advocates one side in a highly controversial and complex geopolitical dispute, and makes assertions of immoral and illegal conduct that are subject to widespread disagreement. Requiring CREF to include the Proposal in its proxy materials, and to respond to these statements, would make the CREF proxy materials a forum for debate and referendum on this political issue. This would be contrary to the purpose of the Commission's proxy rules and its longstanding interpretations of those rules.

As more fully discussed below, we believe that Rule 14a-8 under the Securities Exchange Act of 1934, as amended ("Exchange Act"), permits CREF to omit the Proposal from the 2011 Proxy Materials based on three express exclusions: (1) the Proposal deals with a matter relating to CREF's ordinary business operations, and thus is excludable pursuant to subparagraph (i)(7) of Rule 14a-8; (2) the essential objective of the Proposal has already been substantially implemented, and thus the Proposal is excludable pursuant to subparagraph (i)(10) of Rule 14a-8; and (3) the Proposal is misleading in contravention of Rule 14a-9 under the Exchange Act, and thus is excludable pursuant to subparagraph (i)(3) of Rule 14a-8.

For these reasons, we request the Staff to confirm that it will not recommend that enforcement action be taken if CREF omits the Proposal from its 2011 Proxy Materials.

Please be advised that, pursuant to paragraph (j) of Rule 14a-8, CREF has simultaneously notified the Proponent of its intent to omit the Proposal from its 2011 Proxy Materials by a copy of this letter.

CREF is a non-profit corporation established under the laws of New York State and registered with the Commission as a diversified management investment company under the Investment Company Act of 1940, as amended.[3] CREF and Teachers Insurance and Annuity Association of America ("TIAA") form the principal retirement system for the nation's education and research communities. The financial services organization of which both companies are a part is sometimes referred to as "TIAA-CREF."[4]

[3] CREF has eight different investment accounts: the Stock Account, Social Choice Account, Growth Account, Global Equities Account, Equity Index Account, Money Market Account, Bond Market Account, and Inflation-Linked Bond Account.

[4] TIAA-CREF Investment Management, LLC, a subsidiary of TIAA, serves as CREF's investment manager.

II. ANALYSIS

A. The Proposal may be excluded under Rule 14a-8(i)(7) because it deals with matters relating to CREF's ordinary business operations.

A proposal may be omitted under Rule 14a-8(i)(7) if it "deals with a matter relating to the company's ordinary business operations." This paragraph of the rule is captioned "management functions." The Commission has explained that the policy underlying the ordinary business exclusion under Rule 14a-8(i)(7) rests on two central considerations. The first consideration is that "certain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight." The second consideration relates to "the degree to which the proposal seeks to 'micro-manage' the company by probing too deeply into matters of a complex nature upon which stockholders, as a group, would not be in a position to make an informed judgment."[5]

1. The Proposal impermissibly seeks to subject fundamental management functions – the selection and ongoing assessment of portfolio investments – to an inappropriate level of shareholder oversight and micro-management.

As the Staff has recognized in numerous Rule 14a-8 no action letter responses, "the ordinary business operations of an investment company include buying and selling portfolio securities."[6] Omitting the Proposal thus fits squarely within the purpose of the exclusion for "management functions."

The proposal seeks to affect how and when CREF purchases and sells portfolio securities. These matters are fundamental to the day-to-day management of CREF. The Proposal thus amounts to the micro-management of essential business functions by shareholders, which is exactly what the ordinary business or "management functions" exclusion under Rule 14a-8 is designed to prevent.[7] The argument for excluding the Proposal is particularly strong in this case, since the Proposal names three specific issuers – Caterpillar, Veolia and Elbit. The Staff has previously granted similar no-action assurance to CREF in connection with a proposal relating to investment in a specific portfolio company under the ordinary business

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[5] Amendments to Rules on Shareholder Proposals, Exchange Act Release No. 34-40018, Fed. Sec. L. Rep. (CCH) ¶ 86,018 (May 21, 1998).

[6] College Retirement Equities Fund, SEC No-Action Letter (pub. avail. May 3, 2004) ("2004 CREF Letter"); *see also*, Morgan Stanley Africa Investment Fund, Inc., SEC No-Action Letter (pub. avail. Apr. 26, 1996) ("Morgan Stanley Letter") (noting that an investment company's ordinary business operations include "the purchase and sale of securities and the management of the [f]und's portfolio securities"); State Street Corp., SEC No-Action Letter (pub. avail. Feb. 24, 2009).

[7] The Staff has concurred on numerous occasions that exclusion of a proposal may be proper where the proposal attempts to subject technical aspects of a company's ordinary business operations to shareholder oversight. *See, e.g.*, Merck & Co., Inc., SEC No-Action Letter (pub. avail. Jan 23, 1997).

operations exclusion.[8] The Staff has also allowed for exclusion when a group of specific companies is at issue.[9]

The Proposal requests that CREF engage with specific portfolio companies on a specific issue and that CREF consider divesting from companies that do not "cooperate" within a time frame set forth in the Proposal. Thus, not only does it seek to interfere with CREF's buying and selling of portfolio securities, the Proposal seeks to micro-manage TIAA-CREF's ongoing engagement with portfolio companies, which is an integral part of CREF's investment activities. TIAA-CREF communicates directly (using "quiet diplomacy") with hundreds of companies each year on matters of corporate governance and social responsibility, and has established policies and processes that guide the selection of both portfolio companies and engagement objectives.[10] The Proposal seeks to micro-manage this process by defining the subject matter and goals of company discussions, identifying the companies with which to engage, and setting a deadline beyond which CREF should consider divestment. As a group, shareholders lack sufficient information about the companies or issues to make these decisions on CREF's behalf, and allowing this resolution to proceed could subject these specific business judgments to decision-making by referendum in the future. Further, this resolution seeks to force TIAA-CREF to publicly confront certain portfolio companies, which contradicts TIAA-CREF's stated and well-tested policy of quiet diplomacy.[11]

Importantly, our choice of quiet diplomacy policy is related to our core investment function. Forcing us to change or disrupt our quiet diplomacy policy could, among other adverse consequences, make it more difficult for our portfolio managers to have productive ongoing communications with portfolio companies on financial and other fundamental investment matters and could jeopardize beneficial relationships with these companies.

Because the Proposal deals with matters that are fundamental to CREF's ordinary business operations, the Proposal may be excluded from CREF's proxy materials under Rule 14a-8(i)(7).

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8 College Retirement Equities Fund, SEC No-Action Letter (pub. avail. Sept. 7, 2000) (finding that a proposal requesting divestment from a portfolio company that allegedly created environmental hazards was excludable because it related to CREF's ordinary business operations).

9 College Retirement Equities Fund, SEC No-Action Letter (pub. avail. March 31, 2005) ("2005 CREF Letter") (finding that exclusion was allowable where the proposal related to divestment of shares in a group of issuers).

10 *See* TIAA-CREF Policy Statement on Corporate Governance 4 (6th ed.) [*hereinafter* Policy Statement], stating, "Our preference is to engage privately with portfolio companies when we perceive shortcomings in their governance or environmental and social policies and practices that we believe impacts their performance. This strategy of 'quiet diplomacy' reflects our belief and past experience that informed dialogue with board members and senior executives, rather than public confrontation, will most likely lead to a mutually productive outcome."

11 As discussed below, because TIAA-CREF already has a defined policy and strategy for the engagement of portfolio companies with regard to corporate governance and social responsibility issues, the Proposal may also be omitted under Rule 14a-8(i)(10), the "substantial implementation" exclusion.

2. The proposal does not raise significant "social policy" issues that would justify an exception from the ordinary business exclusion.

We recognize the Commission's view that a shareholder proposal that relates to certain types of management functions may not be excludable under Rule 14a-8(i)(7) if the proposal "would transcend the day-to-day business matters and raise policy issues so significant that it would be appropriate for a shareholder vote."[12] That is not the case here.

The Proposal does not "transcend day-to-day business matters." It goes to the very core of the management function for CREF, which is investing participant assets in accordance with the investment objectives of the CREF accounts. [13] Moreover, the Proposal does not raise "policy issues" that "are appropriate for a shareholder vote." On the contrary, the Proposal takes sides – and asks CREF and its other participants to take sides – in a highly controversial geopolitical dispute of enormous complexity. This dispute is not the type of policy issue that should prevent exclusion.[14]

In applying this aspect of the ordinary business exclusion, the Staff often looks to the nature and level of public concern and debate on the issue. [15] In this connection, it is instructive to compare the Proposal with the human rights situation in Sudan, where public attention and debate led to the passing of legislation by the United States government,[16] condemnation by the United Nations,[17] and widespread divestiture by a broad spectrum of university endowments, public pension funds and other entities.[18] By contrast, the United

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12 *See* Amendments to Rules on Shareholder Proposals, Exchange Act Release No. 34-40018, Fed. Sec. L. Rep. (CCH) ¶ 86,018 (May 21, 1998).

13 Not every "significant social policy issue" takes management functions out of the ordinary business exclusion. *See, e.g.*, General Electric Co., SEC No-Action Letter (pub. avail. Feb 3, 2005) (finding that a proposal relating to the relocation of U.S. jobs to foreign countries was excludable because it related to "management of the workforce," an ordinary business matter, even though it also addressed a significant social policy issue).

14 The Staff has in the past permitted the exclusion of shareholder proposals dealing with the Israeli-Palestinian conflict under Rule 14a-8(i)(5), based in part on the view that "the policy issue raised by the proposal, Israel's treatment of Palestinians, is not significant, and in fact is not related to the Company's business." AT&T Inc., SEC No-Action Letter (pub. avail. Jan. 30, 1992); *see also*, Hewlett-Packard Co. (Reik), SEC No-Action Letter (pub. avail. Jan 7, 2003); Motorola Inc., SEC No-Action Letter (pub. avail. Feb. 21, 1995). In an earlier letter to AT&T, the Staff had declined relief under Rule 14a-8(i)(7) based on the policy issue. *See* AT&T Inc., SEC No-Action Letter (pub. avail. January 16, 1991). However, the Staff's 1992 response to AT&T, while addressing a different exclusion, effectively reverses this position, and in any case the 1991 AT&T letter addresses different facts and circumstances.

15 *See* AT&T Inc., SEC No-Action Letter (pub. avail. Feb. 2, 2001).

16 *See* Sudan Accountability and Divestment Act of 2007, Pub. L. No. 110-174, 121 Stat. 2516 (2007).

17 *See* United Nations Human Rights Council Report (March 12, 2007) *available at* http://news.bbc.co.uk/2/shared/bsp/hi/pdfs/12_03_07_un_sudan.pdf.

18 *See also*, Int'l Business Machines Corp., SEC No-Action Letter (pub. avail. Mar. 2, 2000) (permitting the exclusion of a proposal that implicates the political process, rather than social issues).

States has vetoed proposed resolutions in the United Nations Security Council that would have supported condemnation of the activities at the heart of the Proposal.[19]

Accordingly, we urge the Staff not to conclude that the Proposal raises an issue of social policy so significant that a shareholder vote is appropriate.

B. The Proposal may be excluded under Rule 14a-8(i)(10) because the essential objectives of the Proposal have already been substantially implemented.

Rule 14a-8(i)(10) permits omission of a shareholder proposal if "the company has already substantially implemented the proposal." Because TIAA-CREF has implemented a policy for identifying portfolio companies to engage on a broad range of matters, including human rights matters, and divesting from companies when judged appropriate, CREF has substantially implemented the essential objectives of the Proposal.[20]

The Staff has stated that "a determination that [a] [c]ompany has substantially implemented the proposal depends upon whether its particular policies, practices and procedures compare favorably with the guidelines of the proposal."[21] Significantly, when applying the substantial implementation standard, a proposal need not be "fully effected."[22] Rather, the Staff will grant no-action assurance when a company has implemented the *essential objective* of a proposal, even in cases where the company's actions do not fully comply with the specific dictates of the proposal.[23]

In this case, the essential objectives of the Proposal are two-fold. First, the Proposal asks CREF to engage specific issuers in its portfolio and encourage them to cease practices by which they allegedly profit from their complicity in human rights abuses.[24] Second, the

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19 *See U.S. vetoes U.N. draft condemning Israeli settlements* REUTERS, February 18, 2011. *available at* http://www.reuters.com/article/2011/02/18/us-palestinians-israel-un-vote-idUSTRE71H6W720110218.

20 By way of background TIAA-CREF, organization-wide, has three strategies regarding socially responsible investing, depending on the investing portfolio involved: (1) the CREF Social Choice Account implements social screening that gives special consideration to companies' environmental, social and governance ("ESG") records; (2) all public equity portfolios seek to promote long-term investment value by exercising shareholder rights to influence the ESG policies of the companies in which they invest (shareholder advocacy); and (3) the TIAA General Account and Social Choice Account use focused community and impact investing programs, including microfinance and community bank deposits with the goal of delivering competitive returns and positive social impact. *See* 2010 Socially Responsible Investing Report 3 [*hereinafter* Investing Report].

21 *See* Texaco Inc., SEC No-Action Letter (pub. avail. March 28, 1991).

22 SEC Release No. 34-20091, 48 FR 35082 (August 16, 1983).

23 *See, e.g.*, Freeport-McMoran Copper & Gold, Inc., SEC No-Action Letter (pub. avail. Mar. 5, 2003) (company already had implemented a human rights policy, even though the specific elements of the policy did not meet the shareholder proponent's objectives); *see also*, AMR Corp., SEC No-Action Letter (pub. avail. April 17, 2000); *see also*, Kmart Corp., SEC No-Action Letter (pub. avail. Mar. 12, 1999).

24 As stated in the supporting statement of the Proposal, CREF invests in companies "that profit from their complicity in human rights abuses and violations of law…."

Proposal asks CREF to consider divestment from those companies that continue to profit from these asserted human rights abuses after engagement, if the issuers do not cooperate within a stated time frame.

These concerns relate to policies and practices that TIAA-CREF has already put in place to engage with portfolio companies, including on human rights matters. The policies and practices are included in the TIAA-CREF Policy Statement on Corporate Governance (the "Policy Statement"), and are addressed in the TIAA-CREF 2010 Socially Responsible Investing Report (the "Investing Report").[25] In providing guidance to portfolio companies, as well as participants, about corporate governance and social responsibility practices that TIAA-CREF expects of portfolio companies, the Policy Statement provides:

> "companies *should strive to respect [human] rights* by developing policies and practices to avoid infringing on the rights of workers, communities and other stakeholders throughout their global operations. . . . Companies should pay heightened attention to human rights in *regions characterized by conflict* or weak governance. . . . "[26]

In this connection, TIAA-CREF's Corporate Governance group has established procedures for monitoring and engaging portfolio companies. In selecting issues for engagement, the Corporate Governance group utilizes a defined process to systematically identify issues for engagement based upon, among other factors, their relevance to the market, potential impact on performance, governance practices, and public interest.[27] The engagement strategy reflects TIAA-CREF's dedication to good governance and social responsibility, and certainly encompasses the Proposal's request that CREF "engage with corporations in its portfolio." In fact, in 2010, TIAA-CREF specifically engaged Caterpillar, one of the three companies identified in the Proposal, by voting in favor of a shareholder proposal requesting Caterpillar to institute a human rights code of conduct.[28]

Moreover, the Policy Statement addresses divestment, noting that:

> "[TIAA-CREF] may, as a last resort, *consider divesting from companies* we judge to be complicit in genocide and crimes against humanity, the most serious human

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[25] Policy Statement at 25; *see also*, Investing Report at 8.

[26] Policy Statement at 26 (emphasis added).

[27] *Id.* at 5.

[28] As part of the engagement process, TIAA-CREF is a member of an expert group organized by the United Nations Global Compact and the United Nations Principles for Responsible Investment. The group published the "Guidance on Responsible Business in Conflict-Affected and High Risk Areas," *available at* http://www.unglobalcompact.org/docs/issues_doc/Peace_and_Business/Guidance_RB.pdf. This guidance assists companies in implementing responsible business practices in conflict-affected areas, which, although not specifically referenced, would include the West Bank and Gaza. Veolia, one of the companies identified in the Proposal, is also a member of the expert group.

rights violations, *after sustained efforts at dialogue have failed* and divestment can be undertaken in a manner consistent with our fiduciary duties.'[29]

This policy is not a mere formality. In 2009, after an extended campaign to persuade certain companies to change their business strategies, CREF divested from several companies with ties to the government of Sudan in order to ease suffering and end genocide in Darfur.[30]

In this case, the Policy Statement and TIAA-CREF's practices thereunder address the Proposal's essential objectives of engaging portfolio companies on human rights matters, and, considering, as a last resort in cases of the most serious human rights violations, divesting from companies that do not respond favorably. Accordingly, TIAA-CREF has already developed and implemented a comprehensive policy that "compares favorably with the guidelines of the [P]roposal" and that implements the essential objective of the Proposal. Therefore, the Proposal may be omitted from CREF's 2011 Proxy Materials pursuant to Rule 14a-8(i)(10).

C. The Proposal may be excluded under Rule 14a-8(i)(3).

An issuer may omit a shareholder proposal or supporting statement from its proxy materials under Rule 14a-8(i)(3) when the proposal or supporting statement is "contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials." The Staff has recognized that a proposal may be excluded under Rule 14a-8(i)(3) when it makes charges concerning improper, illegal, or immoral conduct or association without a factual basis.[31]

The Proposal includes factual assertions that are, at best, highly controversial and subject to widely differing views as to their accuracy and implications and, at worst, on their face untrue and contrary to positions taken by the United States government.[32] As discussed above, the Proposal makes these statements in connection with asking shareholders to take sides on a complex, controversial geopolitical dispute. CREF could not include the Proposal and these asserted facts without a response. However, CREF does not believe it would be possible to provide, in the 2011 Proxy Materials, a fair and balanced presentation on these facts and issues that would provide a basis for shareholders to reach an informed

[29] Policy Statement at 27 (emphasis added).

[30] TIAA-CREF Statement on Former Holdings in Companies with Ties to Sudan (Jan. 4, 2010), *available at* http://www.tiaa-cref.org/public/about/press/about_us/releases/pressrelease313.html.

[31] See Staff Legal Bulletin 14B (Sept. 14, 2004).

[32] For example, the Proposal asserts that maintaining and expanding Israel's "occupation of the West Bank" involves "violations of law," including "unlawful land expropriation." Compare action by the United States on Friday February 18, 2011, vetoing a United Nations Security Council resolution that would have declared Israeli settlements in the West Bank illegal. *See U.S. vetoes U.N. draft condemning Israeli settlements, supra* note 19.

view on this controversy and the merits of the Proposal.[33] Even if it were possible to provide a balanced discussion of the facts asserted, CREF does not believe that the Commission's proxy rules are intended to subject issuers to the severe burdens and expense of attempting to make their proxy materials a full and fair forum for debate on Middle East politics.

In addition, the Proposal materially mischaracterizes CREF's beliefs and policies relating to activities of its portfolio companies in a manner that is likely to be confusing and misleading to CREF shareholders.

The Proposal states that:

> "TIAA-CREF believes that avoiding complicity in human rights abuses and violations of law committed by others is both ethical and financially sound avoidance of unstable, insecure investments."

However, although the Proponent cites the Investing Report for this assertion, this language is not in the Investing Report. Furthermore, in the context of the Proposal, the statement seems intended to mean that TIAA-CREF believes that ownership of a company is tantamount to "complicity" in the activities of that company. As a fiduciary charged with investing in the best interests of all its shareholders, CREF does not and cannot take that view. While many companies in which CREF invests may report violations of law and/or engage in other activities with which management (or individuals within management) would not agree, this does not mean that ownership of the portfolio companies represents "complicity." If that were the case, there would be few investment opportunities for CREF to select without being accused of violating its own policy and being complicit in those violations and activities. This approach does not represent CREF's views of investing, and it would be misleading for its 2011 Proxy Materials to include statements to that effect.

II. CONCLUSION

In view of the fact that (1) the Proposal deals with matters relating to CREF's ordinary business operations, (2) the Proposal is already substantially implemented, and (3) it contains false and misleading statements, it is our opinion that CREF, in accordance with Rules 14a-8(i)(7), 14a-8(i)(10), and 14a-8(i)(3) is permitted to exclude the Proposal from its 2011 Proxy Materials. Based on the foregoing, CREF respectfully requests confirmation from the Staff that it will not recommend enforcement action to the Commission if CREF excludes the Proposal from its 2011 Proxy Materials.

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[33] Consider, in connection with the difficulties such a presentation would impose on CREF, the so-called Negroponte Doctrine, set forth by John Negroponte, former U.S. Ambassador to the United Nations. In 2002, the Ambassador stated that the United States will oppose Security Council resolutions concerning the Israeli-Palestinian conflict that condemn Israel without also condemning terrorist groups. *See* United States Mission to the United Nations, Negroponte Doctrine on Security Council Resolution on the Middle East (Oct. 6, 2003).

If the Staff disagrees with our conclusion that the Proposal may be excluded from CREF's 2011 Proxy Materials, we would appreciate an opportunity to discuss the matter with the Staff prior to issuance of its formal response. As required by Rule 14a-8(j), six copies of this letter and its attachments are enclosed and a copy is being forwarded concurrently to the Proponent.

Yours truly,



William J. Mostyn, III
Senior Vice President and Corporate Secretary
TIAA Overseers, TIAA and CREF

Cc: Jeffrey S. Puretz, Esq. Dechert LLP
Ruth S. Epstein, Esq. Dechert LLP

February 11, 2011

William J. Mostyn III
Senior Vice President and Corporate Secretary
TIAA Overseers, TIAA and CREF

One Beacon Street
Boston, MA 02108
p 617-788-5969
f 617-788-5959

I hereby file the following proposal which requests that CREF engage with corporations in its portfolio, such as Caterpillar, Veolia, and Elbit, that operate on the West Bank and East Jerusalem with the goal of ending all practices by which they profit from the Israeli occupation, and if, by the annual meeting of 2012, there is no commitment to cooperate, CREF consider divesting as soon as market conditions permit.

This proposal is filed for inclusion in the proxy statement in accordance with Rule 14-a8 of the General Rules and Regulations of the Securities and Exchange Act of 1934.

A number of CREF participants are filing this proposal. Aaron Levitt is the lead filer; his contact information is aaronjlevitt@gmail.com, 917-658-8157.

I have over $2,000 worth of investments in CREF, which I have held continuously for more than one year prior to the proposal filing date. I intend to continue to hold the required number of shares through the date of the company's annual meeting in 2011 and will be present in person or by proxy at that meeting.

Sincerely,



Josh Connor

PROPOSAL:

WHEREAS, we and many other TIAA-CREF participants place respect for human rights and the rule of law at the top of our list of important social concerns;[1] and

WHEREAS, TIAA-CREF believes that avoiding complicity in human rights abuses and violations of law committed by others is both ethical and financially sound avoidance of unstable, insecure investments;[2] and

WHEREAS, CREF nevertheless invests in companies, such as Caterpillar, Veolia, and Elbit, that profit from their complicity in human rights abuses and violations of law committed to maintain and expand Israel's occupation of the West Bank, including East Jerusalem;[3] and

WHEREAS, CATERPILLAR profits from the destruction of Palestinian homes, farms, and orchards by supplying the bulldozers that are used for such demolition work; and

WHEREAS, the number of Palestinian homes demolished on occupied territory was in 2010 triple the number of such demolitions in 2009, despite condemnation by numerous human rights organizations;[4] and

WHEREAS ELBIT profits from regular attacks on the civilian Palestinian population, by providing military equipment, such as unmanned drones, despite condemnation of Israel's use of unmanned drones by Amnesty International and Human Rights Watch;[5] and

WHEREAS ELBIT also profits by providing electronic surveillance systems that are built into the Separation Wall, despite the finding by the International Court of Justice in 2004 that Israel's construction of more than 80% of the Separation Wall on Palestinian land, instead of Israeli land, was an unlawful land expropriation under international law;[6] and.

WHEREAS VEOLIA profits from the building and growth of Israeli settlements in the West Bank, by operating a landfill that serves the settlements and contracting to operate an illegal light rail system connecting settlements with West Jerusalem, despite the call by Human Rights Watch for all businesses profiting from settlements to mitigate any corporate involvement in abuses of human rights and international law caused by these settlements and, when necessary, end these business operations altogether.[7]

THEREFORE BE IT RESOLVED that the participants request CREF to engage with corporations in its portfolio, such as Caterpillar, Veolia, and Elbit, that operate on the West Bank and East Jerusalem with the goal of ending all practices by which they profit from the Israeli occupation. If, by the annual meeting of 2012, there is no commitment to cooperate, CREF should consider divesting as soon as market conditions permit.

[1] TIAA-CREF 2010 SOCIALLY RESPONSIBLE INVESTING REPORT, page 8.
[2] TIAA-CREF 2010 SOCIALLY RESPONSIBLE INVESTING REPORT, page 8.
[3] See http://jewishvoiceforpeace.org/tiaa-cref
[4] 'Demolition of Palestinian homes in West Bank's Area C tripled in 2010'. Haaretz, January 26, 2011, http://www.haaretz.com/print-edition/news/demolition-of-palestinian-homes-in-west-bank-s-area-c-tripled-in-2010-1.339216
[5] Precisely Wrong: Gaza Civilians Killed by Israeli Drone-Launched Missiles. Human Rights Watch, Jun 30, 2009. Amnesty urges suspension of UK arms sales to Israel as evidence revealed that Israel military drones may use British-built engines. Amnesty International, Jan 9, 2009
[6] International Court of Justice. Legal Consequences of the Construction of a Wall in the Occupied Palestinian Territory. http://www.icj-cij.org/docket/index.php?pr=71&code=mwp&p1=3&p2=4&p3=6&case=131&k=5a
[7] Human Rights Watch, Separate and Unequal, Dec 2010. http://www.hrw.org/en/node/95059/section/3

PAUL M. NEUHAUSER
Attorney at Law (Admitted New York and Iowa)

1253 North Basin Lane
Siesta Key
Sarasota, FL 34242

Tel and Fax: (941) 349-6164 Email: pmneuhauser@aol.com

April 21, 2011

Securities & Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Att: William J. Kotapish, Esq.
Assistant Director
Division of Investment Management

Via email to shareholderproposals@sec.gov

Re: Shareholder Proposal submitted to the College Retirement Equities Fund

Dear Sir/Madam:

I have been asked by the more than 20 participants (hereinafter referred to as the "Proponents") in the College Retirement Equities Fund (hereinafter referred to as "CREF" or the "Company"), who have jointly submitted a shareholder proposal to CREF, to respond to the letter dated March 22, 2011, sent to the Securities & Exchange Commission by CREF, in which CREF contends that the Proponents' shareholder proposal may be excluded from the Company's year 2011 proxy statement by virtue of Rules 14a-8(i)(11), 14a-8(i)(7), 14a-8(i)(10) and 14a-8(i)(3).

I have reviewed the Proponents' shareholder proposal, as well as the aforesaid letter sent by CREF, and based upon the foregoing, as well as upon a review of Rule 14a-8, it is my opinion that the Proponents' shareholder proposal must be included in CREF's year 2011 proxy statement and that it is not excludable by virtue of any of the cited rules.

The Proponents' shareholder proposal requests CREF to review its investments in companies that operate in the occupied territories of the West Bank and Jerusalem.

RULE 14a-8(i)(11)

We note that CREF states in footnote 1 on page one of its letter to the Commission that it "intends to exclude all of the other proposals" other than that submitted by Mr. Aaron Levitt "on the grounds that they are duplicative" of the proposal submitted by Mr. Levitt. However, CREF acknowledges that all such "participants indicate that Mr. Aaron Levitt will act as the lead filer". Under these circumstances, the various participants are acting as co-proponents with Mr. Levitt and under Rule 14a-8 their co-sponsorship must be acknowledged by CREF.

The purpose of Rule 14a-8(i)(11) is "to eliminate the possibility of shareholders having to consider two or more substantially identical proposals". Release 34-12,598 (July 7, 1976). However, the purpose of that Rule is not to eliminate the co-sponsorship of a single proposal by multiple shareholders or participants.

The Proponents do not intend, and never have intended, that more than one shareholder proposal appear in the Company's proxy statement. On the contrary, as noted by CREF in the cited footnote, they intended to be co-sponsors of the same proposal, and not to be independent sponsors of separate proposals.

It is therefore factually apparent that only one shareholder proposal has been submitted to CREF, which shareholder proposal is co-sponsored by the various participants. Under these circumstances, only one shareholder proposal is to be placed in the proxy statement, but the Company must recognize all co-sponsors of the proposal. In this connection, it should be noted that the Staff has explicitly recognized that proposals can be co-sponsored by more than one shareholder. See Staff Legal Bulletin No. 14C, Section H (June 28, 2005); Staff Legal Bulletin No. 14, Section B.15 (July 13, 2001).

A virtually identical fact situation was considered by the Staff in connection with the denial of a no-action request in *ConocoPhillips* (February 22, 2006). In that letter, the Staff stated:

> We are unable to concur in your view that ConocoPhillips may exclude the proposals under rule 14a-8(i)(11). It appears to us that the School Sisters of Notre Dame, the Church Pension Fund and Bon Secours Health System, Inc., have indicated their intention to co-sponsor the proposal submitted by the Domestic & Foreign Missionary Society of the Episcopal Church.

In other situations factually virtually identical to the instant one, the Staff in has reached the identical result that it reached in the *ConocoPhillips* letter. See *Caterpillar, Inc.* (March 26, 2008); *Tyson Foods, Inc.* (December 15, 2009).

In conclusion, it is factually clear that each of the Proponents has jointly co-sponsored a single shareholder proposal (and not submitted separate proposals) and that such co-sponsorship is contemplated by Rule 14a-8.

For the foregoing reasons, the Company has failed to carry its burden of proving that the exclusion of Rule 14a-8(i)(11) applies to the shareholder proposal submitted by any of the Proponents.

RULE 14a-8(i)(10)

CREF has not substantially implemented the Proponents' shareholder proposal.

The Company's claim to mootness is based in part on footnote 20, on page 6 of its letter. However, all three of the "strategies" delineated there are irrelevant to the Proponents' shareholder proposals, since (1) applies solely to the Company's small Social Choice Account and not to its principal investment vehicles; (2) applies solely to environmental matters; and (3) applies solely to pro-active so-called "alternative investing". None of these three "strategies" relates in any way whatsoever to the Proponents' human rights concerns.

In addition, the Company claims that its so-called "Policy Statement on Corporate Governance" renders the Proponents' proposal moot. Although this Corporate Governance statement makes reference to human rights, there is ABSOLUTLY no claim made by CREF in its letter that it has ever ENGAGED with ANY portfolio company about human rights issues in the Occupied Territories (or indeed on any human rights matter other than on the Sudan, a country with respect to which the United States law prohibits investment). In this connection, we note that although CREF states that it has voted on a general human rights shareholder proposal at Caterpillar, the Company makes no claim that it has ever undertaken with Caterpillar in the type of activity requested by the shareholder proposal, namely to "engage" with portfolio companies in order to achieve a "goal of ending all practices by which they profit from the Israeli occupation". We also note that Caterpillar is but one of several companies in the CREF portfolio that has some connection to the Occupied Territories, and even if CREF were actually to engage with a single portfolio company, that could never "substantially implement" the proposal when the portfolio contains numerous companies with such a connection.

The Proponents are requesting the Company to take exactly the type of pro-active stance that it took with respect to portfolio investments in companies that were operating in the Sudan. Since CREF has done nothing of the sort, it has failed to establish the applicability of Rule 14a-8(i)(10) the Proponents' shareholder proposal.

RULE 14a-8(i)(7)

The proposal raises a significant policy issue that precludes its exclusion on ordinary business grounds.

We are surprised that CREF has argued that the proposal is excludable because it deals with the ordinary business operations of the Company. In so doing CREF not only fails to apply to the instant proposal the consistent Staff position that human rights proposals raise significant policy issues, but it also fails to note that the Staff has ruled that proposals submitted to portfolio managers with respect to the human rights related activities of their portfolio companies are not excludable under the "ordinary business" rubric for the simple reason that they raise significant policy issues for the portfolio manager. *Fidelity Funds* (January 22, 2008). Finally, CREF has failed to appreciate the fact that the Staff has already opined that shareholder proposals concerning human rights abuses in the Occupied Territories do, indeed, raise a significant policy issue. *American Telephone and Telegraph Company* (January 16, 1991)

The Commission has stated that the "ordinary business" exclusion of Rule 14a-8(i)(7) is inapplicable if the proposal raises an important social policy issue. See Release 34-40018 (May 21, 1998) (proposals that relate to ordinary business matters but that focus on "sufficiently significant policy issues . . . would not be considered excludable, because the proposals would transcend the day to day business matters . . . ."). We doubt that anyone would seriously contend that a shareholder proposal, such as that submitted by the Proponents, that implicates violations of human rights fails to meet this standard. Thus, the Staff has consistently and uniformly found that human rights proposals raise significant policy issues. See, e.g., *Halliburton Company* (March 9, 2009); *Chevron Corporation* (March 21, 2008); *American International Group, Inc.,* (March 14, 2008); *Nucor Corporation* (March 6, 2008); *Bank of America Corporation* (February 29, 2008); *Abbott Laboratories* (February 28, 2008); *PepsiCo, Inc.* (February 28, 2008); *Citigroup Inc.* (February 21, 2008); *Certain Fidelity Funds* (January 22, 2008); *Yahoo! Inc.* (April 16, 2007); *V.F. Corporation* (February 13, 2004); *E.I. du Pont de Nemours and Company* (February 11, 2004); *BJ Services Company* (December 10, 2003; *The TJX Companies, Inc.* (April 5, 2002); *Wal-Mart Stores, Inc.* (April 3, 2002); *E.I. du Pont de Nemours and Company* (March 11, 2002); *The Stride Rite Corporation* (January 16, 2002); *American Eagle Outfitters, Inc.* (March 20, 2001: *PPG Industries, Inc.* (January 22, 2001),

As noted above, the Staff has applied identical analysis to a human rights proposal submitted to a portfolio manager (similar to CREF) and found that that proposal does, in fact, raise a significant policy issue for the portfolio manager. *Fidelity Funds* (January 22, 2008).

The Staff no-action letters cited by the Company are inapposite. The shareholder proposal in the *CREF* no-action letter of September 7, 2000 (cited in footnote 8 on page 4 of the Company's letter) did not raise a human rights concern. Furthermore, it requested the divestiture of only one named company. On its face, therefore, that shareholder proposal did not raise a general policy issue for the registrant. In contrast, the Proponents' proposal is general in nature, applicable to the entire portfolio, thereby raising a policy issue for the registrant. The fact that the proposal cites three specific companies that may be involved in the Occupied Territories does not in any way detract from the fact that the proposal is not limited to those specific companies, but rather applies to all companies in the portfolio. Furthermore, although the shareholder proposal at issue in 2000 called for the divestment of a specific issuer, the Proponents' proposal merely asks CREF to "consider" divesting if the portfolio companies' conduct remains unchanged. In other words, it requests only engagement with the portfolio companies. As far as the CREF no-action letter of March 25, 2005 is concerned, the proposal at issue there failed to raise a significant policy issue since the underlying actions by the portfolio companies did not implicate any significant policy issue whatsoever. Finally, the *AT&T, Hewlett-Packard* and *Motorola* no-action letters cited in footnote 14 (page 5) did not involve Rule 14a-8(i)(7), but rather another exclusion under the rule. Consequently, they are irrelevant to the question of whether Rule 14a-8(i)(7) bars the Proponents' shareholder proposal.

In addition, we note that the Company contends that implementation of the Proponents' shareholder proposal would interfere with its policy of choosing "quiet diplomacy". (See first sentence of second full paragraph, page 4 of its letter.) However, such quiet diplomacy is exactly what the proposal is requesting, but there is not one iota of evidence that CREF has actually engaged in any "quiet diplomacy" with respect to the issue at hand. (See Rule 14a-8(i)(10) discussion above.)

Finally, we note that the Company contends that no significant policy issue is involved, apparently because it does not believe that human rights issues are implicated by Israeli activities in the Occupied Territories. (See the carryover sentence on pages 5-6 of its letter.)

In this, the Company stands virtually alone.

For example, the most recent (2011) Report of Human Rights Watch has the following to say about the human right situation in Israeli occupied West Bank:

> **World Report 2011: Israel/Occupied Palestinian Territories**
> Events of 2010
> The human rights ***crisis*** (emphasis supplied) in the Occupied Palestinian Territories (OPT) continued in 2010, despite marginal improvements. . . .
> In the West Bank, including East Jerusalem, Israel imposed severe restrictions on Palestinian freedom of movement, demolished scores of homes under discriminatory practices, continued unlawful settlement construction and arbitrarily detained children and adults. . . .
> Israeli forces in the West Bank killed at least seven Palestinian civilians as of October. According to B'Tselem, those killed, including two young men collecting scrap metal and two children participating in a demonstration inside their village, posed no danger to Israeli military forces or civilians.
> Israeli settlers destroyed or damages mosques, olive trees, cars, and other Palestinian property, and physically assaulted Palestinians. . . Israeli authorities arrested numerous settlers but convicted few. . . .
> Israel maintained onerous restrictions on the movement of Palestinians in the West Bank. . . It removed some closure obstacles, but more than 500 remained. . . .

Israeli military justice authorities detained Palestinians who advocated non-violent protest against Israeli settlements and the route of the separation barrier. . . .
As of September, Israel held 189 Palestinians in administrative detention without charge.

On January 11, 2011, Human Rights Watch issued a press release entitled "Israel/West Bank: Jail for Peaceful Protesters" in which it stated that the conviction of a Palestinian had raised "grave due process concerns". It further stated that "the conviction was based on allegations that did not specify any particular incidents of wrongdoing and on statements by children who retracted them in court" and who had been interrogated in Hebrew, a language they did not understand. (See www.hrw.org/en/news/2011/01/12/israelwest-bank)

In addition, Human Rights Watch published last December a report on businesses that profit from doing business with West Bank settlements, and made several recommendation, including implementing "strategies to prevent and mitigate any corporate involvement in such [human rights] abuses" and "where business activity directly contributes to serious violations of international law . . . take action to end such involvement in legal violations, including where necessary ending such operations altogether". See *Separate and Unequal*, subpart II, "Recommendations to Businesses Profiting from Settlements". (December 19, 2010) www.hrw.org/en/reports/2010/12/19

Similarly, Freedom House (2010 edition), which rates the status of all of the nations of the world, ranks the Occupied Territories as follows (where 1 is the highest and 7 the lowest):

Political Rights Score: 6
Civil Liberties Score: 6
Status: Not Free

Other nations equally ranked as "6" include such human rights abusers as Afghanistan, Iran, Tunisia, Vietnam and Zimbabwe, and are ranked just barely above nations such as China, Cuba, Saudi Arabia and Syria.(See www.freedomhouse.org.)

The U.S. Department of State publishes annually a Report on Human Rights Practices in every nation around the globe. Its 2010 Country Report for the Occupied Territories included the following in its introduction:

> Principal human rights problems related to Israeli authorities in the West Bank were reports of excessive use of force against civilians, including killings, torture of Palestinian detainees, improper use of security detention procedures, austere and overcrowded detention facilities, demolition and confiscation of Palestinian properties, limits on freedom of speech and assembly, and severe restrictions on Palestinians' internal and external freedom of movement.

Consequently, it is scarcely surprising that the Staff has long held that shareholder proposals concerning human rights abuses in the Occupied Territories raise important policy issues. *American Telephone and Telegraph Company* (January 16, 1991).

In addition, it should be noted that divestiture of companies involved in business in the West Bank have taken place at a number of European financial institutions, including the Norwegian governmental pension plan, the largest Swedish pension plan, Danske Bank, Folksam (Sweden's largest asset manager), PKA Ltd (large Danish pension plan) and Dexia (Belgian-Franch).

Finally, we believe that the only attempt by the Company to establish that the Proponents' proposal fails to raise a policy issue actually proves the reverse, namely that it does raise an important policy issue. In the carryover sentence on pages 5-6 the Company cites a vote in the United Nations Security Council in support of its position. In that vote fourteen members of the Security Council voted for the condemnation of Israel and one, the United States, voted against it. The United States vote constituted a veto of a resolution otherwise unanimously agreed to by all of the other members of the Security Council. Whether the United States was right or wrong to veto the condemnation is not the issue. The issue is whether the shareholder proposal raises an important policy issue, not whether the views of the Proponents, or of the United States, are correct. Such an all but unanimous vote by the responsible nations of the world provides irrefutable proof that the Proponents' shareholder proposal implicates an important policy issue.

For the foregoing reasons, CREF has failed to establish the applicability of Rule 14a-8(i)(7) to the Proponents' shareholder proposal.

RULE 14a-8(i)(3)

The primary reason that the Staff issued Staff Legal Bulletin 14B (September 15, 2004) was to end the practice of registrants raising insubstantial objections to the wording of shareholder proposals, and, in particular, raising objections that proponent's statements really constituted opinions (although not labeled as such) or were statements of fact that were disputable. Thus, the Bulletin stated (section B.1.4.):

> Accordingly, we are clarifying our views with regard to the application of rule 14a-8(i)(3). . . . going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(i)(3) in the following circumstances
>
> - . . .
> - the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
> - . . . .
> - the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.

It is clear that the company's objections are precisely of the type that the Staff Legal Bulletin was intended to obviate. Thus the Company (final paragraph, page 8) complains that some statements are "highly controversial and subject to widely differing views as to their accuracy and implications" and are contrary to policy positions taken by the United States government. Even if true, the Staff Legal Bulletin clearly establishes that such alleged deficiencies are not sufficient grounds for the invocation of Rule 14a-8(i)(3). Similarly, CREF claims that the Proponents have misconstrued the CREF Social Responsible Investing Report (the "Report"). Once again, the Staff Legal Bulletin would appear to preclude any 14a-8(i)(3) objection. In any event, the characterization by the Proponents of the Company's Report would appear to be accurate, since that Report states (page 8) that "We believe that companies should respect human rights by . . . avoiding complicity in human rights abuses committed by others".

Furthermore, the position taken by the Proponents is "not contrary to positions taken by the United States government" as alleged in the final paragraph on page 8 of the Company's letter and footnote 32 to the aforesaid quote. As stated in the very Reuters article cited by CREF, Ambassador Rice stated to the Security Council that the "US view is that the Israeli settlements lack legitimacy". That same article relied upon by the Company also stated that the position of Brittan, France and Germany is that the settlements "are illegal under international law".

In summary, the Company has failed to establish that any statement by the Proponents violates Rule 14a-8(i)(3).

Two final points. First, even if the Company's arguments were to be accepted, the only result would be that some phrases or sentences would have to be excised, but the entire proposal would not be excludable. Second, if the Staff were to disagree with our position, the Proponents' would be willing to amend the proposal to eliminate any portion deemed to be false or misleading.

In conclusion, we request the Staff to inform the Company that the SEC proxy rules require denial of the Company's no action request.

Subject to the supplemental information provided in the next paragraph, we would appreciate your telephoning the undersigned at 941-349-6164 with respect to any questions in connection with this matter or if the Staff wishes any further information. Faxes can be received at the same number. Please also note that the undersigned may be reached by mail or express delivery at the letterhead address (or via the email address).

Please note, however, that the undersigned will be out of the country April 27- May 16, but will have sporadic access to email. During that period please send any communication by email and copy any such communication to Ms. Barbara Harvey, Esq., whose email is blmharvey@sbcglobal.net; tel and fax 313-567-4228.

Very truly yours,

Paul M. Neuhauser
Attorney at Law

cc: William J. Mostyn, III
Sidney Levy
Barbara Harvey


TIAA
CREF

FINANCIAL SERVICES
FOR THE GREATER GOOD®

William J. Mostyn, III
Senior Vice President and
Corporate Secretary
Tel: (617) 788-5969
Fax: (617) 788-5959
wmostyn@tiaa-cref.org

April 27, 2011

VIA HAND DELIVERY

William J. Kotapish, Esq.
Assistant Director
Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re: The College Retirement Equities Fund – 2011 Annual Meeting
Omission of Shareholder Proposal of Aaron Levitt *et al.*

Dear Mr. Kotapish:

This letter responds to the submission to you from Paul M. Neuhauser dated April 21, 2011 concerning our request dated March 22, 2011 to omit from CREF's 2011 Proxy Materials a proposal for shareholder action, together with a supporting statement, on the following resolution (the "Proposal"):

> THEREFORE BE IT RESOLVED that the participants request CREF to engage with corporations in its portfolio, such as Caterpillar, Veolia, and Elbit, that operate on the West Bank and East Jerusalem with the goal of ending all practices by which they profit from the Israeli occupation. If, by the annual meeting of 2012, there is no commitment from these companies to cooperate, CREF should consider divesting as soon as market conditions permit.

Mr. Neuhauser's letter expresses the opinion that the Proposal "must be included in CREF's year 2011 proxy statement and that it is not excludable by virtue of any of the cited rules."

For the reasons stated in our March 22 letter, we disagree with Mr. Neuhauser's opinion and believe the Proposal is properly excludable. In addition, we have the following specific responses to Mr. Neuhauser's submission (the "Submission") that we ask the staff consider in responding to our request.

1. *The Submission misunderstands the nature of the "substantially implemented" exclusion*

The Submission relies on a narrow and technical reading of the exclusion, which would require precise execution of each literal term of a proposal. On the contrary, the exclusion requires only that the issuer have implemented the "essential objective" of the proposal, even where the company's actions do not fully comply with the specific dictates of the proposal.[1]

The essential objective of the Proposal is engagement of portfolio companies and consideration of divestment in appropriate cases. As more fully described in our March 22 letter, CREF fulfills this objective on an ongoing basis, in accordance with the TIAA-CREF Policy Statement on Corporate Governance (the "Policy Statement"), which provides for review and engagement with portfolio companies on a broad range of social, environmental and governance issues, including human rights.[2] And, in one recent instance, as a result of this process, CREF determined to divest from companies with material business dealings in Sudan. Clearly, this is a meaningful process that the organization treats with the utmost seriousness.

Indeed, Mr. Neuhauser's own characterization of the Proposal makes clear that it has been substantially implemented. The Submission describes the essential objective of the Proposal as "request[ing] CREF to review its investments in companies that operate in the occupied territories of the West Bank and Jerusalem." By his own words, he recognizes that review is the key. As noted above, a review of portfolio companies is a central component of the Policy Statement. Accordingly, the Proposal has been substantially implemented.[3]

2. *The Submission incorrectly states that "the Staff has long held that shareholder proposals concerning human rights abuses in the Occupied Territories raise important policy issues"*

The Submission relies on a 1991 letter to American Telephone & Telegraph Company for the proposition that "the Staff has already opined that shareholder proposals concerning human rights abuses in the Occupied Territories do, indeed, raise a significant policy issue." In fact, the following year, the staff stated the opposite view in a letter to the same issuer: "the policy issue raised by the proposal, Israel's treatment of Palestinians, **is not significant**, and in fact is not related, to the Company's business." (emphasis added).[4]

---

1 *See* Caterpillar Inc., SEC No-Action Letter (avail. Mar. 11, 2008); Wal-Mart Stores, Inc., SEC No-Action Letter (avail. Mar. 10, 2008); PG&E Corp., SEC No-Action Letter (avail. Mar. 6, 2008); The Dow Chemical Co., SEC No-Action Letter (avail. Mar. 5, 2008); Johnson & Johnson, SEC No-Action Letter (avail. Feb. 22, 2008).

2 The Submission mistakenly states that TIAA-CREF's "ESG" strategy for socially responsible investing, referred to in note 20 of our March 22 letter, "applies solely to environmental matters." "ESG" refers to environmental, social and governance issues, and extends to human rights issues, among other social issues. Also, this strategy applies to all CREF public equity portfolio investments, not just those in its Social Choice Account.

3 To the extent the Submission mischaracterizes the Proposal, and the proponents in fact seek specific investment activities and decisions rather than review, the Proposal impermissibly interferes with the conduct of CREF's ordinary business operations and is excludable under the "ordinary business" exclusion of Rule 14a-8(i)(7).

4 American Telephone & Telegraph Co., SEC No-Action Letter (avail. Jan 30, 1992) (emphasis added). In this case, after the staff issued its letter finding that the issue was not significant and that the proposal could be excluded, the proponents appealed the decision to the Chairman of the Commission asking for formal review and reversal by the Commission. The Commission declined to review the Division's position. *See* Staff Reply Letter to Dr. William Pierce, Chairman of The National Alliance (February 20, 1992).

While the two letters addressed different provisions of Rule 14a-8, we do not see how a policy issue can be both significant and not significant at the same time. Accordingly, we do not believe – and do not think it is the common understanding – that following the second letter it has been the staff's "long held" view that shareholder proposals concerning "human rights abuses in the Occupied Territories" raise significant policy issues requiring their inclusion in proxy materials.

3. *There is no bright-line rule requiring inclusion of proposals self-designated as "human rights proposals"*

Mr. Neuhauser argues that any shareholder proposal that refers to human rights raises a significant policy issue and must, by that reason alone, survive any exclusion challenge. This "bright-line" approach conflicts with the longstanding views of the Commission and its staff that the determination of whether there is a significant policy issue must be made on a case by case basis, after considering "factors such as the nature of the proposal and the circumstances of the relevant company."[5] The staff's determination under the ordinary business exclusion requires exercise of its judgment in applying the relevant standards to the facts at hand. The Commission requires these judgments to include:

- whether a particular proposal relates to activities that are "so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight";

- whether a particular social policy issue would "transcend the day-to-day business matters and raise policy issues so significant that it would be appropriate for a shareholder vote"; and

- whether the proposal "prob[es] too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment."

In fact, the staff has tried a bright-line approach in the past, but abandoned it in favor of the case-by-case analytical approach.[6]

As we explain in our March 22 letter, exclusion of the Proposal under Rule 14a-8(i)(7) is appropriate based on the circumstances of this case – CREF's specific business operations, the nature of this particular Proposal, and relevant precedents, including precedents specifically relating to CREF. The fact that the staff has required different proposals submitted to other companies with different business operations to be included in those

---

5 Exchange Act Release No. 40018 (May 21, 1998), *cited in* Staff Legal Bulletin No. 14 (CF) dated July 13, 2001 *available at* http://sec.gov/interps/legal/cfslb14.htm

6 *Id.* at § III (see discussion of the no-action position taken in Cracker Barrel, SEC No-Action Letter (avail. Oct. 13, 1992)).

companies' proxy materials does not create a general "human rights" rule that trumps all other exclusions and circumstances.[7]

4. *The Submission inappropriately probes into matters of a complex nature upon which shareholders, as a group, will not be in a position to make an informed judgment*

The Submission asserts that there is a worldwide consensus on the validity of the allegations made in the Proposal, similar to the consensus regarding human rights violations in Sudan. In fact, Mr. Neuhauser states that anyone who disagrees with the view expressed by his clients "stands virtually alone."[8] As discussed in our March 22 letter, we believe the Proposal inappropriately seeks a shareholder referendum on a complex and highly controversial geopolitical dispute. This is a classic instance of a proposal that "prob[es] too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment."[9] Moreover, based on the one-sided view the Submission takes on this controversial and complex issue, reflecting a denial even of the existence of any good faith views that differ with those of the Proponents, we continue to believe that the debate likely to arise from putting this issue in the CREF Proxy Materials will not and cannot be full, fair and consistent with the spirit of Rule 14a-9.

For these reasons, and the reasons set forth in our March 22 letter, we again respectfully request that the Staff confirm it will not recommend enforcement action if CREF excludes the Proposal from its 2011 Proxy Statement.[10]

---

7 In seeking to justify his opinion under the ordinary business exclusion, Mr. Neuhauser cites only a single authority involving an investment company. In that case (Fidelity Funds, SEC No-Action Letter (avail. January 22, 2008)), the proposal was entirely different from the Proposal at issue here, and thus provides no meaningful guidance. Among other differences, the resolution proposed (which is set forth below) was general in nature, and requested oversight procedures that defer to the judgment of the Board (rather than dictating specific investment actions and timeframes). Moreover, as the supporting statement indicates, the resolution was directed to activities in Sudan, where as Mr. Neuhauser himself points out, United States law prohibits direct investment, and indeed facilitates divestment in companies that do business in Sudan. *See* Sudan Accountability and Divestment Act of 2007, Pub. L. No. 110-174, 121 Stat. 2516 (2007). In stark contrast, the United States does not prohibit investment in Israel, or facilitate divestment from companies that do business in Israel. Indeed, United States law specifically prohibits companies from taking certain actions in furtherance of various boycotts against Israel. *See* Export Administration Amendments of 1977, Pub. L. No. 95-52, 91 Stat. 1625 (1977); *see also*, Ribicoff Amendment to the Tax Reform Act of 1976 Pub. L. 94-455, 90 Stat. 1520 (1976), which added section 999 to the Internal Revenue Code of 1986, as amended 26 U.S.C. §1 *et seq*. The resolution in the Fidelity Funds proposal is as follows:

> "RESOLVED: In order to ensure that Fidelity is an ethically managed company that respects the spirit of international law and is a responsible member of society, shareholders request that the Fund's Board institute oversight procedures to screen out investments in companies that, in the judgment of the Board, substantially contribute to genocide, patterns of extraordinary and egregious violations of human rights, or crimes against humanity."

8 The Submission erroneously implies that TIAA-CREF has expressed these views. TIAA-CREF has not expressed a view on these issues.

9 Exchange Act Release No. 40018 at § III.

10 We also note that Mr. Neuhauser states that the twenty-four identical proposals submitted were "jointly submitted" and "co-sponsored" by all individual proponents, and for that reason requests that all of the proponents be named in the proxy materials. We did not interpret the submissions in this manner, but would defer to Mr. Neuhauser's

Yours truly,



William J. Mostyn, III
Senior Vice President and Corporate Secretary
College Retirement Equities Fund

Cc: Jeffrey S. Puretz, Esq. Dechert LLP
Ruth S. Epstein, Esq. Dechert LLP

characterization of a joint submission. If the staff agrees that the Proposal may be omitted, this request would be moot.